DIAMOND I, INC.
8733 Siegen Lane, Suite 309
Baton Rouge, Louisiana 70810
(225) 341-4004 / (225) 924-3258 (fax)

May 31, 2007
Mr. Stephen Krikorian, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Room 4561
100 F Street, N.E.
Washington, D.C 20549
ATTENTION: MORGAN YOUNGWOOD
Re:	Diamond I, Inc.
Item 4.01 Form 8-K, Filed May 4, 2007
File No. 033-19961
Dear Mr. Krikorian:
This is in response to the Staff’s letter of comment dated May 17, 2007, relating to the captioned filing of Diamond I, Inc. (the “Company”). In reply to such letter, please be advised that the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your attention.
Sincerely,
DIAMOND I, INC.

By:	/s/ DAVID LOFLIN
David Loflin, President